Exhibit 99.1

Opera Limited announces first quarter 2019 financial results

●	Revenue grew 30% to $51.3 million year-over-year, above the top end of Opera’s guidance range, and representing the 8th consecutive quarter of sequential revenue growth
●

Strong user growth, with monthly active users averaging 222 million for smartphone (up 20% YoY and 7% QoQ) and 65 million for PC (up 14% YoY and 7% QoQ); and total monthly active users now at 350 million

●	Opera News surpassed 150 million monthly active users, with the dedicated Opera News app reaching 32 million monthly active users, up 62% versus last quarter
●	New fintech business, OKash, exceeded expectations, already at an annualized revenue run-rate of over $25 million
●	Adjusted EBITDA of $11.0 million, above the top-end of guidance and including significant investment in user growth
●	Strong focus on ad monetization with the recent launch of Opera Ads - a new platform to facilitate both traditional and programmatic access to Opera’s inventory
●	Raises 2019 revenue guidance range to $230 - $240 million, representing 36% growth at the midpoint versus 2018 (compared to prior guidance of 31%)

Oslo, Norway, May 22, 2019 – Opera Limited (Nasdaq: OPRA) (“Opera”), one of the world’s leading browser providers and an influential player in the field of content platforms, today announced its unaudited consolidated financial results for the quarter ended March 31, 2019.

First quarter 2019 financial highlights

	First quarter		Year-over-
[US$ thousands, except for margins and per ADS amounts]	2018	2019	year % change
Revenue	39,446	51,275	30.0%

Net income (loss)	6,619	5,384	-18.7%
Margin	16.8%	10.5%

Adjusted EBITDA (1)	15,613	11,038	-29.3%
Margin	39.6%	21.5%

Adjusted net income (1)	9,870	7,753	-21.5%
Margin	25.0%	15.1%

Diluted net income per ADS, US$	0.068	0.048	-29.1%

Diluted adjusted net income per ADS, US$ (1)	0.101	0.069	-31.7%

Mr. Frode Jacobsen, Opera’s CFO, said, “We are very pleased with our strong first quarter results and our continued track record of consistent execution and growth. Revenue grew 30% year-over-year, exceeding the top-end of our guidance. MAUs grew both quarter-over-quarter and year-over-year with Opera products now surpassing 350 million monthly users. And finally, we exceeded the top-end of our adjusted EBITDA guidance range while investing significantly in future growth.

“Our efforts to build on our strong position in Africa and emerging Asian markets, to create leadership beyond browsers, is showing significant progress. Opera News has reached the 150 million monthly active user milestone, and our microlending fintech offering, including OKash and other apps, is already delivering over $25 million in annual run rate revenue. Further, we continue to grow our browser user base, with high overall growth in the first quarter and an expectation for the remainder of the year to focus on markets where we believe that a differentiated offering and high monetization will lead to financial upside.”

(1) Please see the separate section "About non-IFRS financial measures" for the definitions of adjusted EBITDA and adjusted net income.

First quarter 2019 user base and product highlights

(All comparisons are relative to the first quarter of 2018 unless otherwise stated)

●	Opera News average Monthly Active Users (“MAUs”) grew 66% to 149.9 million
●	The Opera News app, launched in January 2018, reached approximately 32 million average MAUs, up 62% from the prior quarter
●	Total smartphone average MAUs grew 20% to 221.6 million
●	PC average MAUs grew 13% to 65 million

Mr. Lin Song, Opera’s COO, said, “We are pleased with our strong user growth and continued product innovation this quarter. In particular, we delivered user growth in both our smartphone and PC browsers, and for Opera News, both on a quarter-over-quarter and year-over-year basis. We now have 222 million average active smartphone users and 65 million average PC users.

“We continue to prioritize growing our Opera News user base, both through our browser offerings and the dedicated Opera News app. This quarter, we reached 150 million monthly active users for Opera News and our dedicated app exceeded 30 million monthly active users, which represented 62% growth versus the prior quarter. These strong results were underpinned by product improvements and expanding local AI assisted editorial teams to new geographies, from an initial focus on Nigeria, Kenya and South Africa, to the Ivory Coast to better serve French speaking African countries, as well as Egypt for North Africa. We have also expanded our presence in India and Indonesia successfully following the same model. Moreover, we have initiated additional marketing efforts, including TV campaigns now running in Africa to bolster our strong momentum and help us build Opera News into a large contributor to both revenue and profit over the next several years, especially as monetization builds.

“When it comes to monetization, a top priority is to build our monetization capabilities in order to achieve stronger ARPUs in emerging markets. Just last week, we launched Opera Ads. Based on user intent and contextual relevance, Opera Ads offers an intelligent advertising solution to digital agencies, advertisers and brands to connect and engage directly with the Opera audiences. Opera Ads is available in both traditional and programmatic buying models, and would be a strong alternative to advertisers in key regions where we are big, e.g. sub-Saharan Africa. We have had early pilot programs on Opera Ads already with our key partners, where we are able to see significant growth potentials. While we still focus on product improvement and user growth, getting monetization right in our dedicated Opera News app is of high strategic importance to us. We are encouraged by early success, with per daily active user advertising revenue increasing by over 30% over the prior quarter. We expect the combination of Opera Ads, increased ad serving in Opera News and other initiatives to benefit monetization and lead to acceleration in our year-over-year advertising growth rates during the remainder of the year.

“We are also pleased with the strong results obtained within OKash, the fintech business that was acquired by Opera at the end of 2018. We have made tremendous progress scaling the business, taking it to nearly four times the size it was in the fourth quarter of 2018. As a result, we exceeded our expectations both in terms of revenue and profit contribution. We believe there is tremendous potential to scale the platform further and we are planning to expand our offering beyond Kenya in the second half of the year, again benefiting from our browser footprint and strong brand.

“On the browser side, we continue to focus on product differentiation, including privacy and security. Opera for Android, which is a high-end alternative to default browsers, is now launched with a free and easy to use VPN, seeing a year-to-year growth of 38% and quarter-to-quarter growth of 15%. We have also published a redesigned PC browser codenamed R3, becoming the first PC browser with Web 3 support, powering a year-to-year PC browser MAU growth of 14% in a mature market. Opera has always led the way with innovation - and we are always working on the next improvement we can bring to our current and new users.”

Business outlook

Mr. Frode Jacobsen, Opera’s CFO, said, “In light of the success we achieved during the first quarter and the large opportunities in front of us, we have quantified our investment expectations and believe it is prudent to focus on accelerating growth in the near-term. We expect this move will build scale faster, support a higher revenue base and lead to higher profit in future years than we would have otherwise achieved. As such, we expect to make additional investments of approximately $35 - $40 million in incremental marketing and distribution over the remainder of 2019. Much of this will focus on Opera News, where we believe strongly in the strategic benefit of accelerating user adoption in our priority markets. In parallel, we will be focused on monetization capabilities to maximize our long-term returns. Given our strong momentum and increased investment, we are increasing the midpoint of our 2019 revenue growth guidance by 500 basis points to 36% versus 2018 and expect second quarter revenue growth rates to accelerate to 33% to 43%, compared to 30% in the first quarter.”

As a result, Opera expects full year and second quarter 2019 revenue and adjusted EBITDA to be in the following ranges:

Full Year:

●	Revenue of $230 - $240 million, or 34% - 39% year-over-year, an increase from our previous guidance of $220 - $230 million.
●	Adjusted EBITDA of $30 - $45 million, which includes approximately $35 - $40 million of incremental marketing investments over the remainder of 2019.

Second Quarter:

●

Revenue of $53 - $57 million, or 33% - 43% growth versus the second quarter of 2018, representing an acceleration in revenue growth compared to the first quarter. Advertising and fintech revenues are expected to be the most important growth drivers.

●	Adjusted EBITDA of $2 - $5 million. This includes a further increase of marketing investments in Opera News and browsers compared to the recent quarter.

First quarter 2019 consolidated financial results

All comparisons in this section are relative to the first quarter of 2018 unless otherwise stated.

Revenue increased 30.0% to $51.3 million.

●

Search revenue increased 1.8% to $20.6 million, or increased by an estimated 5.3% on a constant currency basis. Growth was stronger on the PC platform, while we have focused on growing Opera News adoption on mobile.

●

Advertising revenue increased 9.5% to $14.1 million, or increased by an estimated 10.2% on a constant currency basis. Advertising revenue growth was driven by both smartphone and PC products, however, we expect an acceleration of this revenue stream through 2019 as our new product monetization efforts pick up scale.

●	Fintech revenue was $6.5 million. This business has performed ahead of our expectations as we were able to nearly quadruple its scale from the prior quarter when Opera acquired it.
●	Retail revenue was $6.8 million. We continue to expect retail revenue to stabilize around this level in the near-term prior to potentially exploring a wider retail opportunity.
●	Technology licensing and other revenue decreased 48% to $3.3 million, in line with expectations as we prioritized other scalable revenue types.

Operating expenses increased 54.4% to $45.8 million. Operating expenses represented 89.4% of operating revenue in first quarter of 2019, compared to 75.2% in the first quarter of 2018.

●

Cost of revenue was $7.8 million, compared to $0.7 million in the first quarter of 2018. Within the total, $6.8 million related to retail revenue, $0.5 million related to microlending and $0.6 million related to the browser and news business area.

●

Personnel expenses, including share-based remuneration, were $11.1 million, a 0.1% decline. This expense consists of cash-based compensation expense of $9.7 million, an 11.6% increase, largely explained by increased headcount, and share-based remuneration expense of $1.4 million, a 41.3% decrease from $2.4 million. The reduction in share-based remuneration was primarily related to a decrease in related social security costs.

●	Marketing and distribution expenses were $14.7 million, an increase of 100.1% following our decision to further invest in accelerating our growth in 2019.
●	Credit loss expense was $1.9 million, of which $1.7 million related to our fintech microlending business, compared to a gain of $0.2 million from accrual reversals in the first quarter of 2018.
●	Depreciation and amortization expenses were $4.1 million, a 22.3% increase. The increase is largely the result of the adoption of IFRS 16 Leases on January 1, 2019.
●	Other expenses were $6.2 million, a 15.5% decrease.

Operating profit was $5.5 million in the quarter, representing an operating margin of 10.6%, compared to $9.8 million and a 24.8% margin in the first quarter of 2018. The decline was largely due to the increased investment in marketing and distribution activities in the quarter.

Income tax expense was $0.7 million in the quarter, compared to $2.3 million in the first quarter of 2018. Our effective tax rate was 12.1% in the first quarter of 2019. The reduction in the Norwegian statutory tax rate from 23% in 2018 to 22% in 2019 as well as the effect of lower tax rates applied by subsidiaries in the group contributed to the reduced tax expense in the quarter.

Net income was $5.4 million in the quarter, compared to $6.6 million in first quarter of 2018.

Net income per ADS was $0.049 in the quarter, and $0.048 on a diluted basis. Adjusted net income per ADS was $0.071 in the quarter, and $0.069 on a diluted basis. Each ADS represents two shares in Opera Limited. In the quarter, the average number of shares outstanding was 218.78 million, corresponding to 109.39 million ADSs.

Adjusted EBITDA was $11.0 million, representing a 21.5% adjusted EBITDA margin compared to $15.6 million in first quarter of 2018, representing a 39.6% margin. Adjusted EBITDA excludes share-based remuneration.

Adjusted Net Income was $7.8 million in the quarter, representing a 15.1% adjusted net margin compared to $9.9 million in first quarter of 2018, representing a 25.0% margin. Adjusted net income excludes share-based remuneration and amortization of intangible assets related to acquisitions (all of which relates to the Opera privatization in 2016). Adjusted net income further includes partially offsetting reversals of the tax impacts of the foregoing adjustments.

Conference call

Opera’s management team will host a conference call at 8:00 AM U.S. Eastern Time (2:00 PM Central European Time, 9:00 PM Beijing/Hong Kong time) on Wednesday, May 22, 2019.

The dial-in details for the live conference call are:

United States: +1 (877) 506-7703

China: +86 400 682 8609

Hong Kong: +852 3011 4522

Norway: +47 2231 0524

United Kingdom: +44 (0)203 107 0289

International: +1 (786) 815-8450

Confirmation Code: 3690717

A live webcast of the conference call will be posted at https://investor.opera.com.

About non-IFRS financial measures

To supplement our consolidated financial statements, which are prepared and presented based on IFRS, we use adjusted EBITDA and adjusted net income, both non-IFRS financial measures, to understand and evaluate our core operating performance. These non-IFRS financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS.

We define adjusted EBITDA as net income (loss) excluding income tax expense (benefit), net finance expense (income), share of net loss (income) of associates and joint ventures, restructuring costs, depreciation and amortization, share-based remuneration and expensed costs related to our recent initial public offering, less other income.

We define adjusted net income as net income excluding share-based remuneration, amortization of acquired intangible assets, and expensed costs related to our recent initial public offering.

We believe that adjusted EBITDA and adjusted net income provide useful information to investors and others in understanding and evaluating our operating results. These non-IFRS financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business. While we believe that these non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared and presented in accordance with IFRS. Please refer to our financial statements at the end of this announcement for a table reconciling our non-IFRS financial measures to net income (loss), the most directly comparable IFRS financial measure.

Safe harbor statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Opera and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its goals and strategies; its expected development and launch, and market acceptance, of its products and services; its expectations regarding demand for and market acceptance of our brand, platforms and services; our expectations regarding growth in our user base and level of engagement; its ability to attract, retain and monetize users; its ability to continue to develop new technologies and/or upgrade our existing technologies and quarterly variations in its operating results caused by factors beyond its control and global macroeconomic conditions and its potential impact in the markets it has businesses. All information provided in this press release is as of the date hereof, and Opera undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Opera believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in Opera’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

About Opera

Founded in 1995 in Norway, Opera delivers browsers and AI-driven digital content platforms to more than 350 million people worldwide. The company remains one of the most innovative browser creators in the world. Opera is listed on Nasdaq under the OPRA ticker symbol.

Investor Relations Contact:

Derrick Nueman

investor-relations@opera.com or (408) 596-3055

For media enquiries, please contact: press-team@opera.com

OPERA LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended March 31,	Three Months Ended March 31,
[US$ thousands, except per share and ADS amounts]	2018	2019
Revenue	39,446	51,275

Operating expenses
Cost of revenue	(678)	(7,796)
Personnel expenses including share-based remuneration	(11,110)	(11,104)
Marketing and distribution expenses	(7,338)	(14,686)
Credit loss expense	215	(1,856)
Depreciation and amortization	(3,388)	(4,142)
Other expenses	(7,370)	(6,232)
Total operating expenses	(29,669)	(45,815)

Operating profit (loss)	9,776	5,460

Share of net income (loss) of associates and joint ventures	(1,009)	(1,024)

Net finance income (expense)
Finance income	95	1,692
Finance expense	(34)	(154)
Net foreign exchange gain (loss)	81	153
Net finance income (expense)	142	1,691

Net income (loss) before income taxes	8,909	6,126
Income tax (expense) benefit	(2,289)	(742)
Net income (loss)	6,619	5,384

Net income (loss) attributable to:
Equity holders of the parent	6,619	5,384
Non-controlling interests	-	-
Total net income (loss) attributed	6,619	5,384

Weighted average number of ordinary shares outstanding
Basic, millions(1)	190.25	218.78
Diluted, millions(2)	195.33	223.96

Net income (loss) per ordinary share
Basic, US$	0.035	0.025
Diluted, US$	0.034	0.024

Net income (loss) per ADS
Basic, US$	0.070	0.049
Diluted, US$	0.068	0.048

(1) Assuming 200 million shares in Opera Limited were outstanding for all periods presented prior to the Initial Public Offering (IPO), less 9.75 million shares that were surrendered by two shareholders upon completion of the IPO. As of March 31, 2019, the total number of shares outstanding for Opera Limited was 220,576,326, equivalent to 110,288,163 ADSs.

(2) Includes the net dilutive impact of employee equity awards.

OPERA LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended March 31,	Three Months Ended March 31,
[US$ thousands]	2018	2019
Net income (loss)	6,619	5,384

Other comprehensive income (loss) that may be reclassified to the Statement of Operations in subsequent periods (net of tax)
Exchange differences on translation of foreign operations	404	(345)
Share of other comprehensive income (loss) of associates and joint ventures	-	(34)
Net other comprehensive income (loss) that may be reclassified to the Statement of Operations in subsequent periods	404	(379)
Total comprehensive income (loss)	7,024	5,005

Total comprehensive income (loss) attributable to:
Equity holders of the parent	7,024	5,005
Non-controlling interests	-	-
Total comprehensive income (loss) attributed	7,024	5,005

OPERA LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of December 31,	As of March 31,
[US$ thousands]	2018	2019
ASSETS
Non-current assets
Furniture, fixtures and equipment	12,162	26,293
Intangible assets	115,444	114,506
Goodwill	421,578	421,578
Investments in associates and joint ventures	35,060	36,402
Other financial assets	2,025	2,531
Deferred tax assets	944	585
Total non-current assets	587,213	601,896

Current assets
Trade receivables	37,468	38,959
Loans to customers	3,092	10,269
Other receivables	4,031	3,146
Prepayments	14,372	11,330
Other financial assets	1,254	7,398
Cash and cash equivalents	177,873	169,846
Total current assets	238,090	240,946
TOTAL ASSETS	825,303	842,842

EQUITY AND LIABILITIES
Equity
Share capital	22	22
Other paid in capital	738,690	732,910
Retained earnings	36,432	43,014
Foreign currency translation reserve	316	(63)
Equity attributed to equity holders of the parent	775,460	775,884
Non-controlling interests	-	-
Total equity	775,460	775,884

Non-current liabilities
Lease liabilities and other loans	2,271	11,981
Deferred tax liabilities	13,358	14,088
Other non-current liabilities	212	368
Total non-current liabilities	15,841	26,437

Current liabilities
Trade and other payables	17,957	23,824
Lease liabilities and other loans	2,490	6,356
Income tax payable	1,920	1,904
Deferred revenue	1,932	1,455
Other current liabilities	9,701	6,983
Total current liabilities	34,002	40,521

Total liabilities	49,843	66,958
TOTAL EQUITY AND LIABILITIES	825,303	842,842

OPERA LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

[US$ thousands]	Share capital (1)	Other paid in capital (1)	Retained earnings	Foreign currency translation reserve	Total equity
As of December 31, 2017, as previously reported	19	576,512	5,366	1,605	583,503
Impact of new accounting standards	-	-	(629)	-	(629)
As of January 1, 2018, restated	19	576,512	4,737	1,605	582,874
Net income (loss)	-	-	6,619	-	6,619
Other comprehensive income (loss)	-	-	-	404	404
Total comprehensive income (loss)	-	-	6,619	404	7,023
Share-based remuneration expense	-	-	1,369	-	1,369
As of March 31, 2018	19	576,512	12,726	2,009	591,266

[US$ thousands]	Share capital (1)	Other paid in capital (1)	Retained earnings	Foreign currency translation reserve	Total equity
As of December 31, 2018	22	738,690	36,432	316	775,460
Impact of implementing IFRS 16 Leases	-	-	64	-	64
As of January 1, 2019, restated	22	738,690	36,496	316	775,524
Net income (loss)	-	-	5,384	-	5,384
Other comprehensive income (loss)	-	-	-	(379)	(379)
Total comprehensive income (loss)	-	-	5,384	(379)	5,005
Acquisition of treasury shares	-	(5,780)	-	-	(5,780)
Share-based remuneration expense	-	-	1,134	-	1,134
As of March 31, 2019	22	732,910	43,014	(63)	775,884

(1) The amounts of share capital and other paid in capital have been amended by reclassifying amounts between the two equity components.

OPERA LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended March 31,	Three Months Ended March 31,
[US$ thousands]	2018	2019
Net cash flow from (used in) operating activities	4,137	9,106
Net cash flow from (used in) investing activities	2,451	(9,694)
Net cash flow from (used in) financing activities	(1,050)	(7,495)

Net change in cash and cash equivalents	5,538	(8,083)

Cash and cash equivalents at beginning of period	33,207	177,873
Net foreign exchange difference	555	56
Cash and cash equivalents at end of period	39,300	169,846

Financial details by business area

The tables below specify the contribution by each business area:

[US$ thousands]	Three Months Ended March 31, 2018
Business area	Browser and News	Fintech	Retail	Other	Total
Revenue categories
Search	20,217	-	-	-	20,217
Advertising	12,916	-	-	-	12,916
Airtime and handsets	-	-	-	-	-
Technology licensing and other revenue	-	-	-	6,313	6,313
Origination fees and interest	-	-	-	-	-
Total revenue	33,133	-	-	6,313	39,446

Cost of revenue	(678)	-	-	-	(678)
Marketing and distribution expenses	(7,338)	-	-	-	(7,338)
Credit loss expense	215	-	-	-	215
Direct expenses	(7,801)	-	-	-	(7,801)

Contribution by business area	25,332	-	-	6,313	31,645

[US$ thousands]	Three Months Ended March 31, 2019
Business area	Browser and News	Fintech	Retail	Other	Total
Revenue categories
Search	20,584	-	-	-	20,584
Advertising	14,142	-	-	-	14,142
Airtime and handsets	-	-	6,819	-	6,819
Technology licensing and other revenue	-	-	-	3,266	3,266
Origination fees and interest	-	6,464	-	-	6,464
Total revenue	34,726	6,464	6,819	3,266	51,275

Cost of revenue	(565)	(478)	(6,753)	-	(7,796)
Marketing and distribution expenses	(14,180)	(506)	-	-	(14,686)
Credit loss expense	(132)	(1,724)	-	-	(1,856)
Direct expenses	(14,876)	(2,709)	(6,753)	-	(24,338)

Contribution by business area	19,850	3,755	66	3,266	26,937

Personnel expenses including share-based remuneration

The table below specifies the amounts of personnel expenses including share-based remuneration:

[US$ thousands]	Three Months Ended March 31,	Three Months Ended March 31,
Personnel expenses including share-based remuneration	2018	2019
Personnel expenses excluding share-based remuneration	8,661	9,667
Share-based remuneration, including related social security costs	2,449	1,437
Total	11,110	11,104

Other expenses

The table below specifies the nature of other expenses:

[US$ thousands]	Three Months Ended March 31,	Three Months Ended March 31,
Other expenses	2018	2019
Hosting	2,618	1,527
Audit, legal and other advisory services	2,248	1,634
Software license fees	380	552
Rent and other office expenses	1,122	1,124
Travel	520	579
Other	483	817
Total	7,370	6,232

Non-IFRS financial measures

The following table presents reconciliations of adjusted EBITDA and adjusted net income to net income (loss), the most directly comparable IFRS financial measure, for the periods indicated:
	Three Months Ended March 31,	Three Months Ended March 31,
[US$ thousands, except per share and ADS amounts]	2018	2019
Reconciliation of net income (loss) to adjusted EBITDA
Net income (loss)	6,619	5,384
Add: Income tax expense (benefit)	2,289	742
Add: Net finance expense (income)	(142)	(1,691)
Add: Share of net loss (income) of associates and joint ventures	1,009	1,024
Add: Depreciation and amortization	3,388	4,142
Add: Share-based remuneration	2,449	1,437
Adjusted EBITDA	15,613	11,038

Reconciliation of net income (loss) to adjusted net income
Net Income (loss)	6,619	5,384
Add: Share-based remuneration	2,449	1,437
Add: Amortization of acquired intangible assets	1,280	1,280
Income tax adjustment (1)	(478)	(348)
Adjusted net income	9,870	7,753

Weighted average number of ordinary shares outstanding
Basic, millions	190.25	218.78
Diluted, millions	195.33	223.96

Adjusted net income (loss) per ordinary share
Basic, US$	0.052	0.035
Diluted, US$	0.051	0.035

Adjusted net income (loss) per ADS
Basic, US$	0.104	0.071
Diluted, US$	0.101	0.069

(1) Reversal of tax benefit related to the social security cost component of share-based remuneration and deferred taxes on the amortization of acquired intangible assets.